
Mail Stop 3561

May 12, 2016

Tilman J. Fertitta
Chief Executive Officer
Landcadia Holdings, Inc.
1510 West Loop South
Houston, Texas 77027

> **Re:** **Landcadia Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 28, 2016**
> **File No. 333-210980**

Dear Mr. Fertitta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Our executive officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests, page 44

1. Please revise this risk factor to address the market-making activities in which Jefferies LLC may engage or tell us why you do not believe such disclosure is required.

Financial Statements

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation, page F-7

2. Please revise your disclosure to include a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary to a fair statement of the results for the interim periods presented. Refer to Rule 10-01(b)(8) of Regulation S-X.

The Offering, A-3

3. In certain instances, it appears that there are differences in the description of the offering in the market making prospectus that aren't explainable by the differences in the nature of the offerings covered by the prospectuses. For example, the last bullet point at the bottom of page 11 includes "(ii)," which is not in the market making prospectus. Please explain or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Adam Phippen, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at (202) 551-3621, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (2020 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products